Vampr

The largest music social network is about to become a
LinkedIn for all creatives

VAMPR.ME   LOS ANGELES

Software Technology Entertainment Social
Music



Last Funded January 2020!

$492,389
total funds raised ⓘ

1,149
total investors

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*Baz and I are both lifelong musicians who spent many years struggling before
making a living from our art. This story is not uncommon. The obstacles aren't
talent or ambition. We simply didn't know the right people. There had to be a
better way. With Vampr we are striving to eradicate this pain point for the next
generation of creative souls.*

Josh Simons Co-founder and CEO @ Vampr

 UPDATES⁴⁵   ABOUT   GRAPEVINE⁴⁶¹   ASK A QUESTION⁷⁵

Why you may want to support us...

1 Facilitated over 4 million professional connections in 198 countries

2 $900K in prior funding from music industry executives and angels

3 Named in Apple's Best of 2017 apps list

4 Multi-award winning platform

5 Next milestone, $3M revenue and 10M users by Q1 2021

6 The future of social media - an online network whose revenues are generated
   from services rather than selling your data

7 LEAD INVESTOR: RZN8 Capital Term Sheet for $500,000

Why people love us



*Success in any business requires execution and a team led by a driven
Founder. I've done a lot of due diligence, reviewed more apps than I can
remember and met many interesting people in the online music networking
space. I have become convinced that CEO Josh Simons has the requisite
knowledge, personal experience, passion and determination to make Vampr
succeed in a field which has enormous opportunity and upside*

David Rickert
RZN8 Capital LLC Managing Partner



*With Vampr I can quickly flick through and discover the next generation of
songwriters and producers, and filter by location. It wasn't this easy before.*
Anthony Kilhoffer
4x GRAMMY winning producer and longtime engineer for Kanye West. Former
manager of Travis Scott and frequent Kid Cudi collaborator



*Music is something best made together. Vampr brings people together to
inspire, create, collaborate and grow. It's just what great musicians need in
this disconnected digital world.*
Matt Adell
Former CEO of Beatport and Vice-President of Napster. Multiple exits under his
belt with 20+ years experience working at the intersection of music and tech

See more on Grapevine

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Josh Simons
Co-founder and CEO
*B.Bus. Successful songwriter and indie record label manager with over 10
million streams writing for artists such as Travis Scott and with his own band
Buchanan, who have global touring experience with Carrie Underwood and
Keith Urban*



Baz Palmer
Co-founder
BA DipEd. Experienced tech entrepreneur with companies turning over $75M/annum. Best known as the songwriter and guitarist for multi-platinum selling band, Hunters & Collectors, one of Australia's most popular acts and a ARIA Hall of Fame inductee



Russell Colman
Treasurer
B.Eng., M.Sc. 30+ years experience in tech R&D and startup ventures. Most recent venture, ATMECO, was acquired in 2014 by international private group operating worldwide

Some of our investors

WE'VE RAISED $1,862,591 FROM 1157+ INVESTORS SINCE OUR FOUNDING


Matt Adell
Former CEO of Beatport and Vice-President of Napster. Multiple exits under his belt with 20+ years experience working at the intersection of music and tech



Nick Feldman
Former UK Music Executive and angel investor. He achieved fame and success as one half of Wang Chung and additionally as an executive with Warner Brothers and Sony BMG


Manfred Mueller
Senior Vice President of Special Projects at TeamViewer. Moonlights as an angel investor and indie record label manager



Dave Rickert
Managing Partner of RZN8 Capital - Lead Investor of Vampr Series Seed.



Miles Wood
American professional ice hockey forward currently playing for the New Jersey Devils in the National Hockey League.



John R. Patrick
Former VP - Internet Technology at IBM. Author of six books. Fellow of IEEE



Tom Harris
Founder of White Sky Music, handling the finances of over 500 bands, record labels and festivals including Tame Impala, Gotye and Vance Joy



Josh Simons
CEO and co-founder of Vampr



Frank Varrasso
Director of Varrasso PR and Radio Promotions Manager at Ditto Music. Former Senior Director of National Promotions and Publicity at Sony Music, working with artists such as P!nk, Justin Timberlake, Oasis, Madonna, Beyonce, Kimbra and ZHU


along with 1148 other investors

In the news



Downloads

📄 Vampr - Summary Deck - Reg CF.pdf
📄 Bandlink Pty Ltd Cap Table - Summary Table.pdf

The Story of Vampr

In early 2015 musician Josh Simons called his longtime colleague and fellow musician Baz Palmer to discuss a perpetual issue facing the music industry and which had plagued the early years of both men's careers. Whilst technology was making it easier than ever to record music, publish music and build a fan base, it hadn't yet solved the problem of networking and fast tracking resulting opportunities for fledgling creatives.

Sure, there were *some* solutions (we'll get to that in a bit) but nothing elegant and simple. This problem needed solving and their respective firsthand frustrations provided the

requisite fuel to get things moving.

Vampr was born.



Vampr co-founders, Baz Palmer and Josh Simons, in 2016

Fast forward a few years and Vampr is now one of the fastest growing and most active networks of its kind in the world. With just one swipe our app lets musicians connect and collaborate anywhere on the planet.


Vampr - App Features
vampr
stantly Audition

Half a million people have now joined Vampr in **198 countries** with our largest bases in North America, India, Brazil and Europe. Our community has made over **4 million connections** and produced **hundreds of thousands of new songs** along the way.


THE NETWORK EFFECT
Signups
MAUs
V2 RELEASE
vampr

Signup and MAU growth since the launch of Version 2

In 2017 and 2018 **the cost of onboarding a creative person** on Vampr was **9 cents**. This is **3x less** than the **top 10%** of all music apps worldwide.


10K DAUs
8:58 AVERAGE SESSION
$0.09 CPA (2018 AVERAGE)
4M CONNECTIONS
24M SWIPES
vampr

Next Steps - Beyond Music

At the heart of Vampr has always been the belief that the creative community doesn't need more gatekeepers, it needs facilitators. The bigger our community gets, the bigger the opportunity grows for all.

That's why we want to expand our network and **open Vampr up to the all the world's creatives**: from filmmakers to fashion designers, actors to animators - **the hundreds of millions of you immersed in the creative arts.**

This is Vampr's next development stage. But to move to this higher value point we need financial support. **This is where Equity Crowdfunding comes in.** By offering the creative community and wider public the opportunity to invest in Vampr we can help the

company and its users steer clear of these industry gatekeepers and get on with building a better future for burgeoning creatives.

It also gives you a **rare opportunity** to get in on the ground floor of a pre-IPO social-professional network with existing traction, an **already ubiquitous brand** among musicians, and to help shape the future of a platform trusted and used by creatives the world over.

And as many of you would know, the value of connecting strangers is substantial. LinkedIn sold for 26 billion dollars in 2016 while Tinder went public with a valuation of 3 billion dollars back in 2015. **That said, growing a social network is risky, takes real commitment, capital and a shared vision.**


THE VALUE OF CONNECTING PEOPLE
WORK
REST
PLAY
PASSION
Linked in
facebook
tinder
vampr
$26bn sale
$430bn mkt cap
$3bn sale
vampr

That's why **we want you** to own a piece of us and help us make Vampr the **LinkedIn for all creatives** - the place to establish your network, showcase your work, find the job you really want, communicate and collaborate with like minded souls, keep informed and be inspired.

Investing in any startup is risky and we have gone out of our way to outline those risks below, however with an **addressable market of 1 Billion+ creative hobbyists** who lack a social and professional network which adequately meets their needs, Vampr is uniquely positioned to capture this market and grow to a billion dollar company, making good on your investment.

Awards and Industry Recognition

Vampr has been consistently acknowledged by tech and creative industry leaders, from being included in **Apple's Best Of The Year** apps list, receiving online accelerator funding support from **Amazon** and **Facebook**, and partnering with **Capitol Records** for their recent Capitol Royale hackathon event. We've also been blessed with multiple awards, from **SF MusicTech** in North America to the **Lovie Awards** in Europe.


Awards
Online Accelerators
2018
BEST OF 2017
APP IDEA AWARDS
SBF
FbStart
from facebook
aws activate


Vampr Stories: Pulling off the impossible at Capitol Records
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CRASH

Interview with Crowdwise


Vampr Interview with Co-Founder and CEO, Josh Simons
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Disclaimer: since this interview, Brian has committed to investing in Vampr.

Why Us?

There is no better team in the world equipped for this challenge. Everyone at Vampr has enjoyed a career in the creative arts. Literally everyone, including our developers.

We understand inherently that people *will* spend money to further their career, because we all spent a boatload of hard earned cash to further our own. Our CEO Josh Simons has worked with everyone from Travis Scott to Keith Urban, racking up tens of millions of streams along the way. Co-founder Baz Palmer is a Hall of Fame musician. His band Hunters & Collectors reached 12x Platinum sales and toured the world for more than twenty years.



Investors from our last fundraising round include Nick Feldman of 80's pop band Wang Chung and our advisory board includes former Beatport CEO and Native Instruments CDO Matt Addell.

Many of us at Vampr started off playing the club circuit, and would eventually graduate to theatres and ultimately arenas. As part of that journey we had the opportunity to work with phenomenal creative minds across so many fields, from graphic designers to audio technicians, from lighting experts to marketing gurus.

We understand a creative person's requirements at every step of the journey. **We translate this to Vampr**. We didn't have to learn how to '*find our audience*', to use tech speak - we just spoke directly with them.



Ahead of launching this campaign we went above and beyond the minimum amount of disclosure and transparency required by the SEC. We voluntarily engaged CrowdCheck to conduct an exhaustive due diligence process and audit of the company's history, record keeping and corporate standing so we could offer prospective investors trust in our story and assurance that our operations are in full compliance within the law.

Their due diligence report is available to read here.

The CrowdCheck tick of approval, alongside the required financial GAAP review and additional disclosures in our Form C, should provide confidence in our management, and a comprehensive look inside our company's trading history and decision making. We are proud of our transparency as it is a rare commodity in early stage startups

Alternatives to Vampr and Competition

Every day tens of thousands of listings are shared on Craigslist, Fiverr and Facebook Groups all with creatives looking for work. These options are ok for one-off gigs but they aren't platforms designed for creatives to build meaningful relationships and a network of like minded people; a community invested in your long-term creative journey. It's opportunities, it's conversations, it's friendship and support.

If time is our most valuable asset then resorting to classifieds in the 21st century is not a solution at all for advancing your creative life.

Vampr has modernized networking for musicians who are finding lifelong creative partners all over the world (check out our Instagram which highlights Vampr Stories showing just this).



We publish Vampr Stories sent to us by our community on our Instagram feed


From Vampr to Netflix: Rae Khalil + Jared Rubens (feat. Cha...
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SWAY
THE MORNING
SWAY'S
UNIVERSE

We now want to do the same for people in other creative fields.

Plenty of startups (and more recently imitators) have attempted and continue to attempt to crack this space. We'd argue that no one has come close since MySpace... that is of course before Murdoch made a mess of that one 😉

Last year we conducted a three month study using Apptopia data where we recorded the mobile growth rates of other startups in our space. Jammcard, Treble, Reverbnation, we're sure you've heard of a few. We'll let this chart tell the rest of the story.


WHAT MAKES VAMPR DEFENSIBLE?
GROWTH + SCALE
EXISTING AND NEW CHALLENGERS CAN'T KEEP UP
CASE STUDY IN Q2 2018...
▲8% MoM
vampr
48K
MONTHLY
NEW USERS
29K
COMBINED
▼4% MoM
COMPETITOR DATA SUPPLIED BY apptopia
vampr

Traction Is Our Measure of Trust

The below graph shows just how much we grew the Vampr community in both size and activity since the last we raised capital up until the end of the audit period (December 2018). We have grown even further since then.


TRACTION SINCE LAST ISSUE OF EQUITY
PEAK DAUs
2,451
406% increase
12,398
SIGNUPS
31,333
1,203% increase
408,247
SWIPES
720,491
3,006% increase
22,376,854
CONNECTIONS
92,973
3,897% increase
3,715,913
June 2017
December 2018
vampr

When we closed our last funding rounds we respectively (and optimistically) forecast 10,000 users in Year 1 and 100,000 users in Year 2.

Never in our wildest dreams did we think half a million users was possible with just under a million dollars in cash. Suffice to say, our investors are very happy indeed and will be joining us again in this crowdfunding round.


Vampr value and user numbers over time
Value based on capital raising
Sign-ups
vampr
Round 2 User Forcast
Round 1 User Forcast

As a location-based social and professional mobile platform, our success depends on our user growth. One factor in

assessing our valuation is the rate of user growth and total sign-ups. As shown in our chart titled "Vampr value and user numbers over time", previous investors have supported progressively higher valuations based on user growth.

The Future - Vampr Version 3

This brings us to the future of the platform. Half a million users is great, but how do we reach saturation point? How can we make a return on your investment and how can we increase value to our users?

With $1,500,000 Vampr will be on track to on-board well over 10 million users in the next five years. We will invest in expanding the platform with new features and added functionality.

As you may know Vampr is currently a one-to-one social network with simple engagement tools. This was a conscious and effective strategy to kick start a community of creators. **Now we need to turbo charge that effort.**

And we will do this with the introduction of the feed. Watch your contacts network with one another and engage with each other's updates. Comment, like and share the things you love. Create and search within custom tags and creative skillsets. Build your public identity on the world's largest creative network, expanding your opportunities.



Vampr - The Future of the Platform
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> *This was an early preview of the future of Vampr music. Picture how good this will be when we're joined by the rest of the world's creatives* 🤩

Watching your peers network is a learning experience and we are committed to building a framework that facilitates education in a highly social environment.

How We'll Grow With Your Investment

We will deploy all funds raised to build and market Vampr Version 3 over an 18 month period. In this period we project revenues of 3 million dollars, taking the company to a position of self-sustaining profitability.

That is to say, the next time we go out to raise funds, we won't be doing it out of necessity, we'll be doing it to scale our revenues - and we hope you'll be around to share in that success.



USE OF FUNDS
$1.5MILLION
TO BE DEPLOYED OVER 18 MONTHS
NEXT STEPS:
Build Vampr Pro (Subscription Module)
Develop In-House Sales Team
Further Multilingual App Support
Create First Meaningful Revenues
PROJECTED GROWTH:
1.3M Monthly Active Users by December 2020
50% DAU/MAU ratio by end of funds drawdown
PROJECTED REVENUE:
$3M Gross Revenue by December 2020
Derived primarily through subscription
USD
MAUs
vampr

Additional financial detail and specific use of funds can be found below

How Does Vampr Make Money?



PATHWAYS TO MEANINGFUL REVENUE
Freemium Product
Status: In Market
450,000 Users
Contextual Ads & Content Promotion
CPE and Lead based with Creator Services, Manufacturers & Retailers
With Funds: Sales Hires & Process Development
Consumer
Industry
ARPU $1.20 (H2 2020)
30% of Projected Revenues
Premium Suite
Status: Fully Scoped
Crowd Tested
Subscription: Vampr Pro
Lead-Gen Tools, Profile Visibility Boost, Verified Accounts, Additional Hosting Space
With Funds: 12 Month Technical Build with Incremental Deployments
ARPU $2.69 (H2 2020)
70% of Projected Revenues
vampr

The Business Model

Advertising is an obvious low hanging fruit and our business model accounts for 30% of

revenues coming from this stream. We have already tested ad campaigns with the **BBC** and **Atlantic Records**. We observed an average click through rate (CTR) **10x higher than that of Facebook**.



CONTEXTUAL ADS ON VAMPR – MODEL CAMPAIGN DATA
BBC
AVE. 15K UNIQUE ENGAGEMENTS
20% CTR
(10x HIGHER THAN FACEBOOK)
ATLANTIC
vampr

Advertising on Vampr

All that remains is the hiring of a sales team and the development of a reliable sales process. We will use some of the funds raised to achieve this objective.

Far closer to our hearts is the introduction of **Vampr Pro** - our subscription, premium tier. Vampr Pro has been 2 years in the making. It's the product of extensive analysis of how other 'Meet Platforms' and creative networks make money. We've also taken into account common feature requests from our existing community.



THE FUTURE OF VAMPR – SOCIAL & SUBSCRIPTION
INTRODUCING:
FEED
NOTIFICATIONS
INSTAGRAM & SPOTIFY INTEGRATION
ENDORSEMENTS
PLAYLISTS
VAMPR PRO $4.99 / MONTH
vampr

Vampr Pro

'Meet Platforms' are social networks that are built on the interaction of strangers as appoosed to friends. Think LinkedIn and Tinder, versus Facebook and Twitter. These platforms make the vast majority of money from premium features that enhance the user's networking opportunities, as opposed to running ads. **With Vampr Pro we will extend a user's reach on the platform on multiple fronts.**

For example, let's say you're a guitarist in Los Angeles looking for work on Vampr. There are 50,000 of you on the platform. How do you cut above that noise?

Boost your profile for 24 hours with Vampr Pro. Exhibit additional links to your work and make your profile standout with Vampr Pro. Get verifiied and reach out directly to your dream contact with Vampr Pro. The list goes on. We will be keeping our free tier almost identical to its current incarncation. The objective with Vampr Pro has always been about extending your possibilities on the platform, as opposed to introducing friction.

EBITDA Projection

Our business model is built on the assumption that if 4.5% of active Vampr users signed up to Vampr Pro, and we continue growing at 12.2% per month that we would cover costs within the first year of launch.



THE MATH
If
4.5%
of our existing
75K
MAUs
who are growing at rate of
12.2%
MoM
spend $4.99 / month on Vampr Pro, our post-investment EBITDA looks like:
vampr

	Yr-1	Yr-2	Yr-3	Yr-4	Yr-5
Revenue	$339,859	$3,183,894	$6,367,788	$12,735,576	$25,471,151
Costs	$1,048,699	$1,744,664	$2,616,996	$3,925,494	$5,888,241
EBITDA	($708,841)	$1,439,230	$3,750,792	$8,810,082	$19,582,910

SUCCESS ASSUMPTIONS

Macro Assumptions

- Year 1 commences upon receipt of new funding
- Assumes capital injection of USD 1.5M
- Growth calculations up to and including Year 2 are based on historical growth trends
- 12 month MAU growth sits at 12.2% MoM and Signups at 19.9%
- Years 3-5 are calculated on growth trend of Year 1 & 2, modified to account for effects of scale, including slow-down and assume a 50% increase in development and marketing expenditure year-on-year

1. Contextual Ads



$2 CPC or $0.40 CPE
Minimum two-week engagement per campaign
2. Vampr Pro
Subscription rate of 4.5% of Monthly Active Users based upon leading meet platform average
Monthly subscription cost of $4.99
vampr

In 5 Years...



emanate
vampr

Emanate x Vampr partnership

Our recent partnership with **Emanate** and their blockchain technology provides just the first glimpse at how we're building towards a marketplace where our users can make money too. With Emanate, artists will receive **real time royalty payments** when their music is used or played.

You can learn more about this partnership by clicking here.

This is an exciting new space. We can't wait to incorporate this technology into the Vampr platform when the time is right. We are committed to exploring and signing partnerships with additional creator-friendly services, integrating valuable and useful APIs so that **Vampr will be a one-stop-shop for all your creative needs**.



5 YEARS FROM NOW – COMPLETE MARKETPLACE FOR THE ENTIRE ECOSYSTEM
amazon
= Current integration
vampr
Integrated seamlessly with all essential services used by creatives
vampr

Investor Q&A

– COLLAPSE ALL

What does your company do?

Vampr helps creatives build a network and find the right people to collaborate with in an easy to use frictionless mobile app. For most of us, one of the biggest challenges is getting to know the right people who can help propel our career. The old adage "it's who you know" is undeniably true. But networking is, and always has been, tough. It's time consuming and expensive. With Vampr you can now access hundreds of thousands of connections around the globe in the palm of your hand in an instant.

Where will your company be in 5 years?

In five years time, we intend for Vampr to be the go-to resource for anyone seeking a livelihood in the creative arts or for those looking to hire specialised creative personnel. When you think of it, that means Vampr has the opportunity to intersect with every business on the planet. Our aim is to capitalise on our current competitive advantage and take the mantle as the definitive 'LinkedIn for creatives', growing well past 100 million users.

Why did you choose this idea?

Baz and I are both lifelong musicians who spent many years struggling before making a living from our art. This story is not uncommon. The obstacles aren't talent or ambition. We simply didn't know the right people. There had to be a better way. With Vampr we are striving to eradicate this pain point for the next generation of creative souls.

What does the word Vampr mean?

To vamp in music is for a group of people to play "a short, simple introductory passage, usually repeated several times until otherwise instructed." This sums up what it means to collaborate creatively and in some ways what it means to put yourself out there and network with others. As for the 'r' at the end? It just works!

Can I make money from this?

That's the whole point! This offering is vastly different from traditional crowdfunding campaigns on Kickstarter etc, where you donate in exchange for a reward, perk or pre-sale of a product. When you invest in Vampr, you are buying a security in our company. Our job is to make the market value of that security go up!

Do you offer perks?

Of course! Depending on the level of your Vampr investment, you will receive...

*A limited edition Vampr hat (you will need to supply us with your delivery address)

*A discount on Vampr Pro upon launch

*An Emanate Streaming Account

*A meeting with the founders

*An opportunity to help shape the future of Vampr with your input and ideas

What is your total addressable market size? ⌄

Every person on the planet interacts or intersects with creativity on a daily basis. From the music we hear on the radio, to the movies we watch on Netflix right through to the billboards we see on the street, there is a list as long as your arm of professionals involved in its creation. With earlier iterations of Vampr we focused on acquiring the professional, semi-professional and hobbyist creatives.

But the reality is we live in an era where we are all creatives. Smart-phone technology and social networks have turned us all into producers and consumers of content, or 'prosumers', if tech talk is your thing. From the 500 million kids on TikTok to the 1 billion monthly users of Instagram, we all create and publish to a global audience in one way or another.

Whilst our platform puts creator needs first, Vampr is relevant and useful to almost everyone with a smartphone.

Whether it's couples looking for wedding bands, small businesses looking for graphic designers to help with branding, venues looking for art installations or of course music lovers looking to discover new indie talent in their immediate neighbourhood; these are just a few examples of the way people already use Vampr. This consumer demographic will be increasingly important as Vampr scales.

Why do creatives need to connect? ⌄

The creative process is dependent on collaboration. Think of a 30 second Sesame Street music video and the personnel needed: music composers, puppeteers, set designers, script writers, pre-viz artists, actors, sound designers, camera and lighting people, producers, the list is exhaustive. Creatives ultimately need other creatives to make art happen, whether it's in the early-stage process of bouncing ideas around or in the realization of the creator's vision. Vampr helps creatives access the best talent for their current project, and collaborate to do great work.

Music, fashion designers and graphic artists are very different practices. Is it realistic that such a diverse group will find value in such a community? ⌄

Creativity and the various skill sets needed for realization of ideas are inextricably bound. Extra value and richness comes with the cross fertilization of concepts and ideas. Over our careers as songwriters and artists Baz and I got to work with phenomenal creative minds across many other creative fields, from graphic designers to lighting technicians, marketing gurus to video directors. What we all had in common was a shared love for creating art and a burning desire to inspire one another, and ultimately our audience.

How do you get people to move over to your platform from a larger one (for example Facebook)? ⌄

Platforms such as Facebook are primarily designed for socializing with your friends. You can't visit a large social network and type in "I'm looking for a video director in Connecticut who likes Pink Floyd and Tyler the Creator". Sure, there are limited classified options such as Groups, however, these networks were not designed with the discovery of new people in mind. It's not their core business. They were especially not designed for creatives to build a meaningful network of like-minded people. A community of people invested in your creative journey - it's opportunities, it's conversations, it's friendship and support. This is Vampr.

In 2019 the world observed a broad sentimental shift away from the bloated social networks of the late 2000's towards modern and niche platforms which meet the specific requirements of a user base. With Vampr we are not looking to replace these older networks, but rather serve the specific needs of our community.

Tell me more about this funding round. How have you put past investor money to work and what are your plans for the capital now being raised? ⌄

Past investor money has been split relatively evenly between building and maintaining the product, R&D and marketing efforts. Given the social network aspect to our business, it will always be prudent to ensure that our budget is split evenly across these areas as there is no point in building an A+ product if there is nobody using it. In prior rounds we have defined specific milestones and uses of capital to work towards. This round is no exception. With $1,500,000 raised across Reg CF and a concurrent Reg D offering, Vampr would begin engineering on Vampr Pro, our subscription module, which has been in development for the past two years. We intend to develop an in-house sales team, further our multilingual app support (which has been critical to our strong adoption in non-English countries) and generate our first meaningful revenues, bringing the company to a position of self-sustainability. Should we not reach $1,500,000 now, we will explore additional fundraising avenues.

What's your exit strategy? ⌄

We are aiming to build a viable stand-alone enterprise that serves as a core tool in every creative's arsenal. This business would continue into the future creating on-going cash flow to support future growth. Whilst such a business will have value in its own right, we have already entertained interest from major music industry players who seek insights into early music trends extrapolated from our proprietary match algorithm. This is not our core business and is unlikely to become so, but it does give insight into extended opportunities. We don't know if any of that corporate interest might result in serious future acquisition conversations, but it could be an option to explore should management decide to head in that direction in the future.

How many shares will I own if I invest the minimum $100? ⌄

We are offering investors a position in a SAFE agreement with a valuation cap of $7,500,000. A SAFE provides rights to the investor for future equity in the company except without determining a specific price per share at the time of the initial investment. Upon the next institutional capital raise the SAFE will convert to common stock for investors in this round, with the exact number of shares calculated pro-rata at that time. For the first $250,000 of investment we are offering a 10% early bird discount which effectively sets a valuation cap of $6,750,000 for our early investors. Every investor will be able to monitor the status of their security from our Transfer Agent web portal, details of which will be supplied upon the closing of this round.

How are you able to offer liquidity without being publicly listed on a stock exchange? ⌄

Once the SAFE converts into common stock, shareholders will be allowed to sell their securities in private transactions in accordance with the company's bylaws. In addition, there are exchanges now being set up to enable the buying and selling of JOBS Act securities. Regulation CF was introduced as part of the JOBS Act in 2012, however, given this space is relatively new some of this is still being worked out. Stay tuned!

I can get Vampr for free. How will Vampr generate income? ⌄

Advertising is an obvious low hanging fruit and our business model accounts for 30% of revenues coming from this stream. We have already tested ad campaigns with the BBC and Atlantic records. We observed an average Click through rate 10x higher than that of Facebook. All that remains on this front is the hiring of a sales team and the development of a reliable process.

Far closer to our hearts is the introduction of Vampr Pro - our subscription, premium tier. Vampr Pro has been 2 years in the making. It's the product of extensive analysis of how other meet platforms and creative networks make money. We've also taken into account common feature requests from our existing community. Meet Platforms are social networks that are built on the interaction of strangers as opposed to friends. Think LinkedIn and Tinder, versus Facebook and Twitter. These platforms make the vast majority of money from premium features that enhance the user's networking opportunities, as opposed to running ads.

We will be keeping our free tier almost identical to its current incarnation. The objective with Vampr Pro has always been about extending your possibilities on the platform.

Our business model is built on the assumption that if 4.5% of active Vampr users signed up to Vampr Pro, and we're growing at 12.2% per month that we would cover costs within the first year of launch.

The Vampr user community extends well beyond the US. What is the current spread of international users? How do you see this international user-base growing and what value will it add to Vampr? ⌄

Vampr users are active in 198 countries with our largest bases in North America, India, Brazil and Europe. Spanish speaking markets are among our fastest growing and as such we plan on doubling our efforts to support and enhance multi-lingual support for Vampr users. Vampr creatives in non-Western countries are seeing value in being able to connect with their peers in creative hotspots such as New York and Berlin without the cost of an airfare or time away from home. This demographic will become increasingly important to Vampr as we roll out Vampr Pro and monetize the platform.

The music industry blockchain currency Emanate has partnered with Vampr. How do you see Emanate helping Vampr investors and Vampr users? ⌄

Blockchain technology is a fascinating space which we have been following carefully for some time. When we first started working on Vampr Pro we were interested in developing an in-app currency for our users which could be earned by active participation in the community, however we didn't have the resources or means to execute those plans at this stage. Meeting the Emanate team and entering into a joint venture shortly thereafter was serendipitous timing all round. By working with their team we can fasttrack some of these ideas and enrich the opportunities for Vampr users to make money from their art.

Financials

Vampr has financial statements ending December 31 2019. Our cash in hand is $715,899, as of March 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $1,450/month, and operational expenses have averaged $60,000/month.

At a Glance
January 1 to December 31



$17,000 [82%]
Revenue



-$320,885
Net Loss



$122,539 +84%
Short Term Debt



$0
Raised in 2019



$715,899
Cash on Hand
As of 03/1/20



● Revenues ● Profit

Net Margin:
-1,888% ⊘

Gross Margin:
-2% ⊘

Return on Assets:
-71% ⊘

Earnings per Share:
-$0.70 ⊘

Revenue per Employee:
$4,250 ⊘

Cash to Assets:
79% ⊘

Revenue to Receivables:
125% ⊘

Debt Ratio:
61% ⊘

> **A note from Wefunder.** Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?
>
> It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth <u>over 20 years.</u>

📄 2019 VAMPR Financial Statements.pdf

📄 2017-2018 VAMPR Financial Statements v4 Reviewed.pdf

Risks

1   The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

2   **Risks Relating to the Company and Its Business**

<u>We have a limited operating history.</u>

We have only been in business since 2015. While in that time we have gone from concept to over 500,000 users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

3   <u>We depend on the efforts of our small management team.</u>

We were founded by, and are currently still led by, Josh Simons, our CEO. Our success is heavily dependent upon the continued involvement of Josh. The loss of Josh's, or any other key personnel, could have a material adverse effect upon our business, financial condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified programmers and technology industry management is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.

4   <u>We operate in a highly competitive space and competition presents an ongoing threat to the success of our business.</u>

Ever since the collapse of MySpace, there have been many entrants trying to reach the same target audience as us and provide similar services. Additionally, we recognize that the large platforms for creative artists might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

5   <u>We may not be able to maintain and enhance our brand.</u>

Maintaining and enhancing our brand is critical to expanding our base of users. Our brand image will depend on our ability to provide users with an environment in which creatives are easily able to seek out and find other professional musicians for collaborative projects and professional advancement. If we fail to successfully maintain and enhance the Vampr brand, or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

6 Ｗe need to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of our brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in this space expands. Successfully promoting and positioning our brand, and network will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

7 Our business depends on our ability to maintain and scale our technical infrastructure.

Our reputation and ability to attract, retain, and serve our users depends on the reliable performance of the Vampr App and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If Vampr is unavailable when users attempt to access it, users may not continue using the app.

8 We rely on third party developers and third party providers of network infrastructure.

Our developers and network infrastructure are provided by third party contractors. We rely on those third parties to fulfil their obligations under existing agreements. Should those third parties not fulfil their obligations to Vampr we may be required to find other third parties, if any are available. Our financial results could be negatively affected if we are required to change developers and network infrastructure providers.

9 Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business.

As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

10 Regulation of social-network platforms may be forthcoming.

Currently, there is a significant amount of debate by lawmakers regarding the obligations of social-network platforms and whether they should be subject to regulation. While we do not expect those debates to impact how users interact with each other and use our network, such actions could reduce advertiser interest, potentially impacting our revenues.

11 Our founder and Chief Executive Officer, through Bandlink Pty Ltd, owns a majority of our outstanding stock.

Bandlink Pty Ltd ("Bandlink") is currently the majority owner of Vampr Inc. Bandlink is a related party that is controlled by our founder and CEO, Josh Simons. As a result, Mr. Simons will be able to control any vote of our shareholders which may be required for the foreseeable future, which means, following the termination of this Offering, Mr. Simons will be able to remove and replace members of our Board of Directors, and indirectly, through his exertion of control over our Board of Directors, terminate and replace our executive officers. Potential investors in this Offering will not have the ability to control either a vote of our Common Stock, our Board of Directors or otherwise influence or control the decisions of our appointed officers.

12 We have historically experienced net operating losses and may not be profitable for the foreseeable future.

We have experienced past net operating losses since inception of Vampr, including in the operations undertaken by Vampr Pty Ltd., and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

13 The amount of capital we raised in Regulation Crowdfunding offering may not be enough to sustain our business plan, and we intend to raise additional capital in the future.

In order to achieve our long-term goals, we will need to raise funds in addition to the amount raised in the Regulation Crowdfunding offering. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in this offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

14 We will continue to rely on debt financing, which may require pledging all of our assets as collateral.

In addition to equity financing, we are also pursuing debt financing and lines of

credit that allow us to manage our cash flow and undertake our business plan. With debt financing, we will likely be required to pledge all of the assets of the company as collateral on any loan. By doing so, we risk the lender seizing assets if we default on those loans.

15 Our future plans rely upon assumption and analyses prepared by our management.

Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:

- Whether we can obtain sufficient capital to sustain and grow its business
- Our ability to manage the company's growth
- Whether we can manage relationships with key vendors Demand for our products
- The timing and costs of new and existing marketing and promotional efforts
- Competition
- Our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- The overall strength and stability of domestic and international economies
- Consumer spending habits

16 **Risks Relating to Our Regulation Crowdfunding Securities**

Our SAFEs may never convert into equity or result in payments to investors.

Our SAFEs do not have a maturity dates and only convert or result in payment to investors in limited circumstances. If there is a merger, buyout, or other corporate transaction that occurs before a qualified equity financing, investors will receive a cash payment under the terms of the SAFEs. If there is a qualified equity financing raising at least $5,000,000, the SAFEs will convert into a class of Common Stock for which voting rights have been granted to the CEO by irrevocable proxy. We may never undertake a qualified equity financing or elect to convert the SAFEs as part of a non-qualified future financing. In addition, we may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the SAFEs nor a liquidity event occurs, investors could be left holding the SAFEs in perpetuity

17 We have not assessed the tax implications of using the SAFEs.

The SAFE is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the SAFE can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

18 The SAFEs require disputes be resolved through mandatory arbitration in Los Angeles, CA.

Should any investor raise a dispute or claim regarding the SAFE, the terms of the SAFE require that the dispute be resolved by mandatory arbitration in Los Angeles, CA. This provision ensures that disputes are held in a forum capable of understanding the operation of the SAFE and at a location that reduced time and expense to the company. However, this may preclude investors from brining disputes in forums that are more favorable, or easier to access.

19 We intend to undertake additional equity or debt financing in the future that may dilute your investment in this offering.

We intend to undertake further equity or debt financing, which may be dilutive to existing shareholders, and investors in this offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of other shareholders. Such future equity offerings would also result in a dilution of your interest in the company.

20 We may consider a future offering under Regulation A, and more information may be available to investors in that offering.

We may in the future explore an offering under Regulation A under the Securities Act, although there can be no assurance that we will make such an offering, or when we will make it, or whether that offering will be qualified by the SEC. The rules regulating Regulation A require that we provide more information than is generally provided pursuant to offerings under Regulation CF. If we do make an offering under Regulation A, additional and different information may be provided to investors pursuant to those regulations and as a result of the review of the filing that the SEC staff will undertake.

Moreover, any Regulation A offering would include audited financial information, which will be different than the information presented in this offering document, and cover more recent periods.

We cannot guarantee that you would not have made a different investment decision if you were presented with the information that would be available in the Regulation A offering statement.

Investors should note that undertaking an offering under Regulation A does not automatically result in the conversion of the SAFEs in this offering into the Common Stock of the company.

Common Stock of the company.

21 You will not have significant influence on the management of the company.

The day to day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

22 An investment in our securities is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

23 We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time.

24 Our financial statements were prepared on a going concern basis.

We have sustained net losses of for the years ended December 31, 2019 and 2018, respectively, and are not yet generating significant revenue by design. The focus has been on building a user base ahead of revenue generation. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to raise capital or generate enough revenue to fulfil the company's objectives with respect to the Vampr application software. No assurance can be given that we will be successful in these capital raising efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Barry Palmer	Director @ Weyo	2016
Russell Colman	Director @ Vampr Inc.	2019
David Rickert	Director @ BroadData Conferencing	2020
Joshua Simons	CEO @ Vampr Inc.	2016

Officers

OFFICER	TITLE	JOINED
Barry Palmer	COO	2016
Russell Colman	Treasurer Treasurer	2019
Joshua Simons	President CEO Secretary	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Bandlink Pty Ltd	425,173 Common Stock	93.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
01/2020	$503,098	Priced Round
01/2020	$492,389	SAFE
12/2018	$534,447	Convertible Note
12/2016	$332,657	Priced Round

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/31/2018	$534,447	5.5%	0.0%	None	12/31/2019

Outstanding Debts

None.

Related Party Transactions

Name	Bandlink Pty Ltd
Amount Invested	$0
Transaction type	Other
Issued	05/03/2019
Relationship	Parent company

The company entered into an advisory services agreement with Bandlink Pty Ltd on May 3, 2019 under which Bandlink would provide strategic and advisory services in exchange for payments of $17,500 per month

Name	Bandlink Pty Ltd
Amount Invested	$0
Transaction type	Other
Issued	05/02/2019
Relationship	Parent company

The company entered into an IP acquisition agreement with Bandlink Pty Ltd on May 2, 2019 under which the company acquired all of the intellectual property for Vampr in exchange for 425,172 shares of the company's Common Stock

Name	Bandlink Pty Ltd
Amount Invested	$78,100
Transaction type	Priced Round
Issued	10/14/2019
Relationship	Major shareholder with shared management

Conversion of interim loan to Preferred Stock

Use of Funds

$100,000	App Development - $31,000; Sales and Working Space - $5,000; Marketing - $20,200; IT Operational - $6,000; Administrative Services - $1,300; Management (Wages and Bandlink Services) - $10,500; Offering Expenses - $20,000; Platform Fees - $6,000;
$300,000	App Development - $93,300; Sales and Working Space - $33,800; Marketing - $60,600; IT Operational - $16,000; Administrative Services - $4,000; Management (Wages and Bandlink Services) - $54,300; Offering Expenses - $20,000; Platform Fees - $18,000
$500,000	App Development - $166,000; Sales and Working Space - $57,000; Marketing - $101,000; IT Operational - $26,000; Administrative Services - $6,000; Management (Wages and Bandlink Services) - $94,0000; Offering Expenses - $20,000; Platform Fees - $30,000
$700,000	App Development - $235,000; Sales and Working Space - $79,000; Marketing - $139,000; IT Operational - $36,000; Administrative Services - $9,000; Management (Wages and Bandlink Services) - $140,000; Offering Expenses - $20,000; Platform Fees - $42,000
$1,070,000	App Development - $365,000; Sales and Working Space - $120,000; Marketing - $206,000; IT Operational - $55,000; Administrative Services - $13,800; Management (Wages and Bandlink Services) - $226,000; Offering Expenses - $20,000; Platform Fees - $64,200

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	55,000	31,689	Yes
Common Stock	1,000,000	425,173	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

